CANNABIS STRATEGIC VENTURES

December 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cannabis Strategic Ventures

Amendment No. 2 to Offering Statement on Form 1-A

Filed November 19, 2020

File No. 024-11303

Ladies and Gentlemen:

On behalf of our Company, Cannabis Strategic Ventures, (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 3 to the offering statement on Form 1-A (“Amendment No. 3”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated December 4, 2020 regarding your review of the amended offering statement on Form 1-A, which was filed with the Commission on November 19, 2020.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 2.

Amendment No. 2 to Offering Statement on Form 1-A

Risk Factors

The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, page 20

1.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs to bring a claim.

We have added that our exclusive forum provision may result in increased costs to bring a claim to our disclosure.

Relationships and Related Party Transactions, page 45

2.	We note your revisions in response to prior comment 4 which appear to provide disclosure of related party transactions through June 30, 2020. If there have been any related party transactions since then, please revise to disclose those transactions as required by Item 404 of Regulation S-K. Also, revise to identify the related persons.

We confirm there have been on related party transactions since June 30, 2020.

CANNABIS STRATEGIC VENTURES

General

3.	We note your response to prior comment 8. The range that you are permitted to include in the offering circular pertains to the price, not the volume, of securities to be offered, consistent with Rule 253(b). Please revise to consistently state the maximum number of shares of common stock that you are offering, rather than a range of shares or a maximum dollar amount of shares. The volume of securities to be offered, including the number of shares to be offered in the secondary offering, must fall within the limits set forth in Rules 251(a)(1) and (3) when using the upper end of the price range. Please also have counsel revise its legality opinion, as applicable.

We do not agree with the Commission’s interpretation of Rule 253(b). Rule 253(b)(2) clearly states that “. . . . the offering circular includes a bona fide estimate of the range of the maximum offering price AND the maximum number of shares. Rule 253(b)(2)(ii) specifically identifies “aggregate offering price as defined by Rule 251(a), where Rule 253(b) does not. Therefore, the “range of a maximum offering price” is the price per share and the range also applies to the “maximum number or shares”. Practically speaking, an issuer determines the dollar amount that it needs for a raise, NOT the number of shares they are offering. Such a determination makes no business sense, except to value the overall dilution to existing and prospective investors. There is no additional risk to investors as the dilution on the upper and lower ends of the range is clearly defined. Any supplemental or amended filing would clearly determine the dilution at the volume AND price of the offering. Despite our protest, we have reluctantly amended the offering statement per your comments to be a fixed volume of 125,000,000 with an offering price per share between $0.01 and $0.10.

4.	We note your revisions in response to prior comment 9 and reissue. Please revise the legality opinion filed as Exhibit 12.1 to state that the shares being offered for resale by the selling shareholders "are validly issued, fully paid and non-assessable." Refer to Section II.B.2.h of Staff Legal Bulletin No. 19. Please revise the price range in the opinion to be consistent with the information provided in the offering circular.

Counsel has provided an updated opinion.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Simon Yu
Simon Yu, CEO
Cannabis Strategic Ventures

cc: William R. Eilers, Esq.